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Exhibit 99.1

Brookfield Business Partners L.P.
Interim Report Q1 2016

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

        As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

1

 INDEX TO THE CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

        Condensed Combined Carve-Out Financial Statements of Brookfield Business Partners L.P. (unaudited)

2

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents		$316	$354
Financial assets	5	649	388
Accounts receivable, net	6	1,621	1,568
Inventory, net	8	386	442
Other assets	7	313	283

Current assets		3,285	3,035
Financial assets	5	23	21
Accounts receivable, net	6	66	67
Other assets	7	22	23
Property, plant and equipment	9	2,455	2,364
Deferred income tax assets		74	64
Intangible assets		451	445
Equity accounted investments		505	492
Goodwill	10	1,174	1,124

Total assets	17	$8,055	$7,635

Liabilities and equity in net assets
Liabilities
Accounts payable and other	11	$1,991	$1,984
Borrowings	13	414	511

Current liabilities		2,405	2,495
Accounts payable and other	11	422	391
Borrowings	13	1,829	1,563
Deferred income tax liabilities		99	102

Total liabilities		4,755	4,551

Equity in net assets
Equity in net assets attributable to parent company		1,844	1,787
Non-controlling interests		1,456	1,297

Total equity in net assets		3,300	3,084

Total liabilities and equity in net assets		$8,055	$7,635

The accompanying notes are an integral part of the Condensed Combined Unaudited Carve-Out financial statements.

3

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF OPERATING RESULTS

		Three months ended March 31,
(US$ MILLIONS)	Notes	2016	2015
Revenues	17	$1,677	$1,145
Direct operating costs	8, 16	(1,569)	(1,023)
General and administrative expenses	17	(62)	(41)
Depreciation and amortization expense	17	(72)	(53)
Interest expense	17	(24)	(10)
Equity accounted income, net		27	3
Gain on acquisitions		—	262
Other income (expenses), net		(10)	(3)

Income before income tax		(33)	280
Income tax (expense) recovery
Current		(3)	(11)
Deferred		7	7

Net (loss) income		$(29)	$276

Attributable to:
Parent company		$(5)	$178
Non-controlling interests		$(24)	$98

The accompanying notes are an integral part of the Condensed Combined Unaudited Carve-Out financial statements.

4

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended March 31,
(US$ MILLIONS)	Notes	2016	2015
Net (loss) income		$(29)	$276

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$131	$(138)
Available-for-sale securities		12	(24)
Net investment hedges		(25)	5
Equity accounted investments		(10)	—
Taxes on the above items		5	—

Total other comprehensive (loss) income		113	(157)

Comprehensive (loss) income		$84	$119

Attributable to:
Parent company		$50	$82
Non-controlling interests		$34	$37

The accompanying notes are an integral part of the Condensed Combined Unaudited Carve-Out financial statements.

5

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

(US$ MILLIONS)	Equity in net assets attributable to parent company	Accumulated other comprehensive income — Currency translation	Accumulated other comprehensive income — Available for sale	Accumulated other comprehensive income — Other(1)	Non-controlling interests	Total equity in net assets
Balance as of January 1, 2015	$1,705	$(193)	$(12)	—	$635	$2,135
Net income (loss)	178	—	—	—	98	276
Other comprehensive income (loss)	—	(95)	(6)	5	(61)	(157)
Contributions	109	—	—	—	177	286
(Distributions)	(175)	—	—	—	(12)	(187)
Net increase (decrease) in parent company investment	225	6	—	—	—	231

Balance as of March 31, 2015	$2,042	$(282)	$(18)	$5	$837	$2,584

Balance as of January 1, 2016	$2,147	$(358)	$(35)	$33	$1,297	$3,084
Net income (loss)	(5)	—	—	—	(24)	(29)
Other comprehensive income (loss)	—	62	4	(11)	58	113
Contributions	46	—	—	—	95	141
(Distributions)	(8)	—	—	—	(20)	(28)
Net increase (decrease) in parent company investment	(29)	3	—	(5)	50	19

Balance as of March 31, 2016	$2,151	$(293)	$(31)	$17	$1,456	$3,300

(1)
Accumulated other comprehensive income — Other mainly consists of hedging activities.

The accompanying notes are an integral part of the Condensed Combined Unaudited Carve-Out financial statements.

6

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF CASH FLOW

		Three months ended March 31,
(US$ MILLIONS)	Notes	2016	2015
Operating Activities
Net (loss) income		$(29)	$276
Adjusted for the following items:
Equity accounted income, net		(27)	(3)
Depreciation and amortization expense		72	53
Gain on acquisitions		—	(262)
Provisions and other items		13	11
Deferred income tax expense (recovery)		(7)	(7)
Changes in non-cash working capital, net	18	17	(27)

Cash from operating activities		39	41

Financing Activities
Proceeds from borrowings		276	461
Repayment of borrowings		(163)	(14)
Capital provided by parent company and non-controlling interests		145	480
Distributions to parent company and non-controlling interests		(29)	(198)

Cash from financing activities		229	729

Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		—	(625)
Property, plant and equipment		(36)	(30)
Intangible assets		(1)	(1)
Financial assets	5	(307)	(1)
Dispositions and distributions
Equity accounted investments		2	2
Property, plant and equipment		4	11
Financial assets		2	—
Net settlement on foreign exchange hedging		19	(11)
Restricted cash and deposits		—	(13)

Cash used by investing activities		(317)	(668)

Cash
Change during the period		(49)	102
Impact of foreign exchange on cash		11	(10)
Balance, beginning of year		354	163

Balance, end of period		$316	$255

Supplemental cash flow information is presented in Note 18

The accompanying notes are an integral part of the Condensed Combined Unaudited Carve-Out financial statements.

7

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS

  The Condensed Combined Unaudited Carve-Out financial statements, or financial statements, of Brookfield Business Partners L.P., or our company, presented herein reflect the Condensed Combined Unaudited Carve-Out Statements of financial position, operating results, comprehensive income, changes in equity and cash flows of entities contributed by Brookfield Asset Management Inc., or Brookfield, which we also refer to as the parent company, to our company. As part of the spin-off, it is anticipated that the parent company will contribute operating businesses in exchange for Redemption-Exchange Units, general partnership units and limited partnership units of our company. These combined carve-out financial statements have been prepared as if our company was in existence for all periods presented.

  It is anticipated that upon completion of the spin-off, Brookfield will distribute limited partnership units in the form of a pro rata dividend to its shareholders, after which Brookfield is expected to own approximately 78% of our company.

  The parent company's registered head office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3. Our company's registered office will be located at 73 Front Street, 5th Floor, Hamilton, Bermuda, HM 12.

  The financial statements were approved by the Board of Directors of the parent company and authorized for issue on May 11, 2016.

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

    These financial statements represent a carve-out of the assets, liabilities, revenues, expenses, and cashflows of the businesses that will be contributed to our company. These financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, have been omitted or condensed.

    The financial statements have been prepared using the same accounting policies and methods as those used in the combined carve-out financial statements for the year ended December 31, 2015 included in our company's prospectus dated May 13, 2016 or our prospectus. Our company's significant accounting policies were presented as Note 2 to the combined carve-out financial statements for the fiscal year ended December 31, 2015 included in our prospectus. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. These financial statements are unaudited.

    Due to the inherent limitations of carving out the assets, liabilities, operations and cashflows from larger entities, these financial statements may not necessarily reflect our company's financial position, results of operations and cashflow for future periods, nor do they reflect the financial position, results of operations and cashflow that would have been realized had our company been a stand-alone entity during the periods presented.

    These financial statements should be read in conjunction with the Combined Carve-Out financial statements of our company for the year ended December 31, 2015 included in our prospectus.

  (b)
  Estimates

    The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the parent company's accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to our company's combined carve-out financial statements for the year ended December 31, 2015 included in our prospectus.

  New accounting standard adopted

  (i)
  Property, Plant, and Equipment

    IAS 16, Property, Plant, and Equipment, or IAS 16, and IAS 38, Intangible Assets, or IAS 38, were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements, or SCAs. The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption

8

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

    can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Our company applied this amendment for the fiscal period beginning on January 1, 2016. The amendments to IAS 16 and IAS 38 did not have a material impact on our company's financial statements.

  Future Changes in Accounting Policies

  (i)
  Revenue from Contracts with Customers

    IFRS 15, Revenue from Contracts with Customers, or IFRS 15, specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early adoption permitted. Our company is currently evaluating the impact of IFRS 15 on its financial statements.

  (ii)
  Financial Instruments

    In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments, or IFRS 9, superseding the current IAS 39, Financial Instruments: Recognition and Measurement. This Standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Our company is currently evaluating the impact of IFRS 9 on its financial statements.

  (iii)
  Leases

    IFRS 16, Leases, or IFRS 16 provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. The Standard supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. Our company is currently evaluating the impact of IFRS 16 on its financial statements.

  (iv)
  Income taxes

    In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, or IAS 12 to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our company is currently evaluating the impact of the amendment on its financial statements.

  (v)
  Disclosures — Statement of cash flows

    In January 2016, the IASB issued certain amendments under its disclosure initiative to IAS 7, Statement of cash flows, or IAS 7. These amendments require entities to provide additional disclosures that will enable financial statements users to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our company is currently evaluating the impact of the amendment on its financial statements.

9

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES

  When determining the basis of accounting for the company's investees, the company evaluates the degree of influence that the company exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when our company has power over the acquired entities and an ability to use its power to affect the returns of these entities.

  Our company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

  There were no acquisitions during the three months ended March 31, 2016.

  (a)
  Acquisitions completed in the three months period ended March 31, 2015

    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Businesses Services	Energy
Total consideration	$159	$194

US$ MILLIONS	Other Businesses Services	Energy
Net working capital	$21	$—
Property, plant and equipment (PP&E)	4	806
Intangible assets	202	—
Goodwill	189	—
Other long term assets	1	—
Acquisition gain	—	(171)
Net deferred income tax liabilities	(19)	(57)
Decommissioning liability	—	(97)

Net assets acquired before non-controlling interest	398	481
Non-controlling interest(1)	(239)	(287)

Net assets acquired	$159	$194

(1)
Non-controlling interest recognized on business combinations were measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.

  Other Business Services

  Prior to February 2015, our company owned 49.9% of a facilities management business which we accounted for using the equity method. In February 2015, our company acquired, in partnership with institutional investors, the remaining 50.1% interest and began consolidating the business. On acquisition, our company had a 40% economic interest and a 100% voting interest in this business, which provides our company with control over the business. Accordingly, we consolidate this business for financial statement purposes. Total consideration for the acquisition was $159 million attributable to parent and acquisition costs of less than $0.1 million were expensed and recorded as other expenses on the Condensed Combined Unaudited Carve-Out Statement of Operating Results.

  Goodwill of $189 million was acquired, which represents benefits our company expects to receive from the integration of the operations. None of the goodwill recognized is deductible for income tax purposes.

  Our company's results from operations for the three months ended March 31, 2015 includes revenues of $97 million and an immaterial amount of net income from the acquisition. If the acquisition had been effective January 1, 2015, our company's pro forma revenues would have increased by $100 million and pro forma net income would have been higher by $3 million.

10

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

  The following table provides details of the business combinations achieved in stages:

US$ MILLIONS	Three months ended March 31, 2015
Fair value of investment immediately before acquiring control	$200
Less: Carrying value of investment immediately before acquisition	97
Less: Amounts recognized in OCI(1)	7

Remeasurement gain recorded in net income	$96

(1)
Included in carrying value of the investment immediately before acquisition.

  Energy

  In January 2015, a subsidiary of our company acquired certain oil and gas assets in the Clearwater region of Central Alberta, Canada for total consideration of approximately $194 million attributable to parent. The consideration was financed by issuances of common shares and bank indebtedness of the subsidiary. Acquisition costs of less than $0.3 million were expensed at the acquisition date and recorded as other expenses on the Condensed Combined Unaudited Carve-Out Statement of Operating Results.

  Related to this acquisition, our company reported a gain of $171 million, net of deferred income tax of $57 million for the period ended March 31, 2015. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The fair value of the identifiable net assets acquired primarily consisted of reserve value net of decommissioning liability. The reserve value was calculated based on a discounted cash flow methodology taking into account proved and probable reserves based on a third party reserve report. The decommissioning liability includes cost to reclaim abandoned wells and facilities and is based on a credit adjusted rate of 6.5% and an inflation rate of 2%. Prior to recognizing the gain, we assessed whether all assets acquired and liabilities assumed had been correctly identified, the key valuation assumptions and business combination accounting procedures for this acquisition. The sale was part of a series of transactions undertaken by the seller to divest of its coal bed methane assets and other non-core assets in order to focus on its core operations in the production and sale of natural gas, oil and natural gas liquids. The seller approached our company directly, based on our demonstrated ability to operate similar businesses, and found it advantageous to accept our purchase price given certainty of closing the transaction. We believe the non-strategic nature of the divestiture to the seller, coupled with economic trends in the industry and the geographic region in which the assets acquired are located contributed to the seller's decision to negotiate a transaction with our company. Therefore, we concluded that the recognition of a bargain purchase gain was appropriate for this acquisition.

  Our company's results from operations for the three months ended March 31, 2015 include $35 million of revenue and $17 million of net income attributable to parent from the acquisition. If the acquisition had been effective January 1, 2015, our company's pro forma revenues would have increased by $7 million and net income would have increased by $1 million attributable to parent.

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

  Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

11

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Financial instruments classified as fair value through profit or loss are carried at fair value on the Condensed Combined Unaudited Carve-Out Statements of Financial Position and changes in fair values are recognized in profit or loss.

  The following table provides the details of financial instruments and their associated financial instrument classifications as of March 31, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$316	$316
Accounts receivable, net (current and non-current)(1)	39	—	1,648	1,687
Other assets (current and non-current)(2)	—	—	191	191
Financial assets (current and non-current) (a)	18	539	115	672

Total	$57	$539	$2,270	$2,866

Financial liabilities
Borrowings (current and non-current)	$—	$—	$2,243	$2,243
Accounts payable and other(3) (a)	19	—	2,119	2,138

Total	$19	$—	$4,362	$4,381

(1)
Accounts receivable recognized as fair value relate to receivables in the mining business.

(2)
Excludes prepayments and other assets of $144 million.

(3)
Excludes provisions and decommissioning liabilities of $275 million.

  The following table provides the details of financial instruments and their associated financial instrument classifications as of December 31, 2015:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash	$—	$—	$354	$354
Accounts receivable, net (current and non-current)(1)	37	—	1,598	1,635
Other assets (current and non-current)(2)	—	—	204	204
Financial assets (current and non-current) (a)	35	259	115	409

Total	$72	$259	$2,271	$2,602

Financial liabilities
Accounts payable and other(3)	$2	$—	$2,109	$2,111
Borrowings (current and non-current)	—	—	2,074	2,074

Total	$2	$—	$4,183	$4,185

(1)
Accounts receivable recognized as fair value related to receivables in the mining business acquired by our company during the period.

12

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(2)
Excludes prepayments and other assets of $102 million.

(3)
Excludes provisions, decommissioning liabilities and other liabilities of $264 million.

  The fair value of all financial assets and liabilities as March 31, 2016 were consistent with carrying value, with the exception of borrowings at one of our other industrial operations, where fair value determined using Level 2 inputs, was $277 million versus a book value of $370 million. Fair value of all financial assets and liabilities as of December 31, 2015 were consistent with carrying value.

  (a)
  Hedging Activities

    Our company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2016, an unrealized pre-tax net loss of $25 million (March 31, 2015: net income of $5 million) was recorded in other comprehensive income, or OCI, for the effective portion of hedges of net investments in foreign operations. As of March 31, 2016, there was a derivative liabilities balance of $16 million relating to derivative contracts designated as net investment hedges (December 31, 2015: $19 million asset).

  Other derivative instruments are measured at fair value, with changes in fair value recognized in the Condensed Combined Unaudited Carve-Out Statement of Operating Results.

  Fair Value Hierarchical Levels — Financial Instruments

  Assets and liabilities measured at fair value on a recurring basis include $12 million (December 31, 2015: $8 million) of financial assets and $nil (December 31, 2015: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.

  The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as of March 31, 2016 and December 31, 2015:

	March 31, 2016			December 31, 2015
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$184	—	—	$58	—	—
Corporate bonds	200	155	—	44	157	—
Accounts receivable	—	39	—	—	37	—
Loans and notes receivable	—	—	6	—	—	3
Derivative assets	—	6	6	—	27	5

	$384	$200	$12	$102	$221	$8

Financial liabilities
Derivative liabilities	$—	$19	$—	$—	$2	$—

	$—	$19	$—	$—	$2	$—

13

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value March 31, 2016	Valuation technique(s) and key input(s)
Derivative assets	$ 6	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange derivatives, observable forward exchange rates at the end of the reporting period.
Derivative liabilities	$ (19)
Accounts receivable	$ 39	Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which was fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.
Corporate bonds	$ 155	Fair value of corporate bonds was determined by obtaining broker quoted prices or executable deal quotes for identical instruments.

  Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

  The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value March 31, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Loans and notes receivables	$6	Discounted Cash Flows	Cash Flows	Increases (decreases) in future cash flows increase (decrease) fair value
Derivative assets	$6	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value

  Offsetting of Financial Assets and Liabilities

  Financial assets and liabilities are offset with the net amount reported in the Condensed Combined Unaudited Carve-Out Statements of Financial Position where our company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of March 31, 2016, $17 million (December 31, 2015: $29 million) of financial assets and $11 million (December 31, 2015: $17 million) of financial liabilities were offset in the Condensed Combined Unaudited Carve-Out Statements of Financial Position related to derivative financial instruments.

14

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Current:
Marketable securities(1)	$539	$259
Restricted cash	97	97
Derivative contracts	6	27
Loans and notes receivable	7	5

Total current	$649	$388

Non-current
Derivative contracts	$6	$5
Loans and notes receivable	17	16

Total non-current	$23	$21

(1)
The increase in marketable securities is primarily due to the purchases made during the three months ended March 31, 2016.

NOTE 6.    ACCOUNTS RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Current	$1,621	$1,568
Non-current	66	67

Total	$1,687	$1,635

15

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 7.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Current:
Work in progress (Note 12)	$191	$204
Prepayments and other assets	122	79

Total current	$313	$283

Non-current:
Prepayments and other assets	$22	$23

Total non-current	$22	$23

NOTE 8.    INVENTORY, NET

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Current:
Raw materials and consumables	$104	$110
Work in process	144	180
Finished goods	138	152

Carrying amount of inventories	$386	$442

  Inventories recognized as expense during the three months ended March 31, 2016 amounted to $237 million (March 31, 2015: $109 million. Inventories within our other industrial operations' were written down to net realizable value resulting in an expense of $10 million (March 31, 2015: $nil).

NOTE 9.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Gross Carrying Amount:
Beginning Balance	$2,959	$1,572
Additions	36	126
Disposals	(8)	(171)
Acquisitions through business combinations	—	1,819
Transfers	—	(6)
Net foreign currency exchange differences	153	(381)

Ending Balance	$3,140	$2,959

Accumulated Depreciation and Impairment
Beginning Balance	(595)	(497)
Depreciation/depletion/impairment expense	(60)	(229)
Disposals	7	43
Net foreign currency exchange differences	(37)	88

Ending Balance	$(685)	$(595)

Net Book Value	$2,455	$2,364

16

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 10.    GOODWILL

  The following table presents the change in the balance of goodwill:

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Cost	$1,124	$882
Acquisitions through business combinations	—	365
Impairment losses(1)	—	(14)
Foreign currency translation	50	(109)

Total	$1,174	$1,124

(1)
As of December 31, 2015, an impairment of goodwill of $14 million was recorded in one of our energy related subsidiaries primarily due to the sustained decrease in oil and gas pricing. The recoverable amount was determined using discounted cash flows assuming a pre-tax discount rate of 16.5% and a terminal value growth rate of 2.5%.

  Goodwill is allocated to the following segments as of March 31, 2016 and December 31, 2015:

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Construction services	$789	$751
Other business services	209	198
Other industrial operations	176	175

Total	$1,174	$1,124

NOTE 11.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Current:
Accounts payable(1)	$1,221	$1,268
Accrued and other liabilities(2)	448	432
Work in progress (note 12)	279	245
Provisions and decommissioning liabilities	43	39

Total current	$1,991	$1,984

Non-current:
Accounts payable(1)	$61	$51
Accrued and other liabilities(2)	129	120
Provisions and decommissioning liabilities	232	220

Total non-current	$422	$391

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Our company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
Includes defined benefit pension obligation and post-retirement benefit obligation of $88 million ($3 million current and $85 million non-current), as of March 31, 2016, (December 31, 2015: $87 million, $4 million current and $83 million non-current).

17

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 11.    ACCOUNTS PAYABLE AND OTHER (Continued)

  The following table presents the change in the provision balances for our company:

(US$ MILLIONS)	Decommissioning liability	Provisions for Defects	Other	Total Provisions
Balance at January 1, 2015	$195	$50	$14	$259
Additional provisions recognized	107	19	25	151
Reduction arising from payments/derecognition	(6)	(14)	(14)	(34)
Accretion expenses	11	3	1	15
Change in discount rate(1)	(113)	—	(1)	(114)
Change in other estimates	31	—	(3)	28
Net foreign currency exchange differences	(33)	(10)	(3)	(46)

Balance at December 31, 2015	$192	$48	$19	$259

Additional provisions recognized	—	—	3	3
Reduction arising from payments/derecognition	(1)	(4)	(3)	(8)
Accretion expenses	3	1	1	5
Change in discount rate	1	—	—	1
Change in other estimates	1	—	1	2
Net foreign currency exchange differences	12	1	—	13

Balance at March 31, 2016	$208	$46	$21	$275

(1)
The reduction in the decommissioning liability is due to a change in discount rate in our oil and gas subsidiaries.

NOTE 12.    CONTRACTS IN PROGRESS

  A summary of our company's contracts in progress are below:

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Contract costs incurred to date	$7,660	$7,372
Profit recognized to date (less recognized losses)	485	470

	8,145	7,842
Less: progress billings	(8,233)	(7,883)

Contract work in progress (liability)	$(88)	$(41)

Comprising:
Amounts due from customers — work in progress (current)	$191	$204
Amounts due to customers — creditors (current)	(279)	(245)

Net work in progress	$(88)	$(41)

NOTE 13.    BORROWINGS

  Current and non-current borrowings as of March 31, 2016 were $2,243 million (December 31, 2015: $2,074 million). The increase is primarily due to debt drawn to finance the acquisition of marketable securities.

NOTE 14.    RELATED PARTY TRANSACTIONS

  In the normal course of operations, our company entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

18

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 14.    RELATED PARTY TRANSACTIONS (Continued)

  Corporate allocations and parent company's investment

  Our company's financial statements include general corporate expenses of the parent company which were not historically allocated to our company's operations. These expenses relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our company's Condensed Combined Unaudited Carve-Out Statement of Operating Results. Key decision makers of our company are employees of the ultimate parent company who provide management services under our company's Master Services Agreement with Brookfield.

  However, the financial statements may not include all of the expenses that would have been incurred and may not reflect our company's combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had our company been a standalone business during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.

  General corporate expenses allocated to our company for the three months ended March 31, 2016 was $2 million, (March 31, 2015: $1 million).

  Other

  The following table summarizes other transactions our company has entered into with related parties:

	Three Months Ended
(US$ MILLIONS)	March 31, 2016	March 31, 2015
Transactions during the period:
Construction revenues	$65	$94

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Balances at end of period:
Accounts receivable	$44	$59

NOTE 15.    DERIVATIVE FINANCIAL INSTRUMENTS

  Our company's activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

  The aggregate notional amount of our company's derivative positions for the periods ended March 31, 2016 and December 31, 2015.

(US$ MILLIONS)	March 31, 2016	December 31, 2015
Foreign exchange contracts(1)	$630	$163
Option contracts(1)	—	—

	$630	$163

(1)
Notional amounts are presented on a net basis.

  The increase in the notional amount of foreign exchange contracts between December 31, 2015 and March 31, 2016 is primarily because the company entered into new foreign exchange contracts to sell Australian dollars with a notional amount of $347 million.

19

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 16.    DIRECT OPERATING COSTS

  Our company has no key employees or directors and does not remunerate key management personnel. Details of the carve-out allocations of costs incurred by Brookfield on behalf of our company are disclosed in Note 14. Key decision makers of our company are all employees of the ultimate parent company, which will provide management services under the Master Services Agreement.

  Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists the direct operating costs for the three months ended March 31, by nature:

(US$ MILLIONS)	2016	2015
Cost of sales	$1,242	$814
Compensation	325	207
Property taxes, sales taxes and other	2	2

Total	$1,569	$1,023

NOTE 17.    SEGMENT INFORMATION

  Our operations are organized into four operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is company funds from operations, or Company FFO.

  Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

	Three months ended March 31, 2016
	Total attributable to our company
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
Revenues	$888	$451	$66	$272	$1,677
Direct operating costs	(856)	(418)	(43)	(252)	(1,569)
General and administrative expenses	(10)	(24)	(4)	(24)	(62)
Interest expense	—	(4)	(8)	(12)	(24)
Equity accounted income	—	3	53	—	56
Current income taxes	—	(2)	(1)	—	(3)
Company FFO attributable to non-controlling interest	—	(4)	(45)	11	(38)

Company FFO attributable to parent company	$22	$2	$18	$(5)	37
Depreciation and amortization expense					(72)
Deferred income taxes					7
Other income (expense), net					(10)
Non-cash items attributable to equity accounted investments					(29)
Non-cash items attributable to non-controlling interest					62

Net income attributable to parent					$(5)

20

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 17.    SEGMENT INFORMATION (Continued)

	Three months ended March 31, 2015
	Total attributable to our company
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
Revenues	$697	$270	$89	$89	$1,145
Direct operating costs	(654)	(249)	(54)	(66)	(1,023)
General and administrative expenses	(8)	(19)	(6)	(8)	(41)
Interest expense	(1)	(2)	(5)	(2)	(10)
Equity accounted income	—	4	—	—	4
Current income taxes	(7)	(3)	—	(1)	(11)
Company FFO attributable to non-controlling interest	—	—	(14)	(9)	(23)

Company FFO attributable to parent company	$27	$1	$10	$3	41
Depreciation and amortization expense					(53)
Gain on acquisitions					262
Deferred income taxes					7
Other income (expense), net					(3)
Non-cash items attributable to equity accounted investments					(1)
Non-cash items attributable to non-controlling interest					(75)

Net income attributable to parent					$178

  Segment assets

  For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

  The following is an analysis of our company's assets by reportable operating segment for the periods under review:

	As of March 31, 2016
	Total attributable to our company
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
Total assets	$2,193	$1,421	$2,060	$2,381	$8,055

	As of December 31, 2015
	Total attributable to our company
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
Total assets	$2,125	$1,429	$1,867	$2,214	$7,635

21

CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)

NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS (Continued)

As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015

NOTE 18.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
(US$ MILLIONS)	March 31, 2016	March 31, 2015
Interest paid	$13	$7
Income taxes paid	$3	$—

  Amounts paid and received for interest were reflected as operating cash flows in the Condensed Combined Unaudited Carve-Out Statements of Cash Flows.

  Details of "Changes in non-cash working capital, net" on the Condensed Combined Unaudited Carve-Out Statements of Cash Flows are as follows:

	Three Months Ended
(US$ MILLIONS)	March 31, 2016	March 31, 2015
Accounts receivable	$16	$(111)
Inventory	15	(1)
Prepayments and other	19	(6)
Accounts payable and other	(33)	91

Changes in non-cash working capital, net	$17	$(27)

NOTE 19.    SUBSEQUENT EVENTS

  On April 27, 2016, one of our other industrial operations amended its revolving facility. This amendment allowed the business to further explore strategic alternatives, including a sale, of certain of its non-core operations and resulted in the classification of the net assets related to these operations as assets held for sale. The carrying value of the net assets related to these operations was approximately $183 million as of March 31, 2016.

  On May 13, 2016, our company filed with the Securities and Exchange Commission in the United States and with the Ontario Securities Commission in Canada a final prospectus for the planned distribution of approximately 20 million limited partnership units of our company, by way of a special dividend by Brookfield to holders of its Class A and B limited voting shares.

22

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This management's discussion and analysis, or MD&A, covers the financial position as of March 31, 2016 and December 31, 2015 and results of operations for the three month period ended March 31, 2016 and 2015 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. The information in this MD&A should be read in conjunction with the Condensed Combined Unaudited Carve-Out financial statements as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and March 31, 2015 and the combined carve-out financial statements for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014 (included in our company's prospectus dated May 13, 2016, or our prospectus). This MD&A was prepared as at May 18, 2016. Additional information relating to our company can be found at www.sedar.com or www.sec.gov.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

Forward-Looking Statements

        This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our anticipated financial performance, our company's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negative of those terms or other comparable terminology.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

  •
  changes in the general economy;

  •
  general economic and business conditions that could impact our ability to access capital markets and credit markets;

  •
  the cyclical nature of most of our operations;

  •
  exploration and development may not result in commercially productive assets;

  •
  actions of competitors;

  •
  foreign currency risk;

  •
  our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

  •
  risks commonly associated with a separation of economic interest from control;

  •
  failure to maintain effective internal controls;

  •
  actions or potential actions that could be taken by Brookfield;

  •
  the departure of some or all of Brookfield's key professionals;

  •
  the threat of litigation;

  •
  changes to legislation and regulations;

  •
  possible environmental liabilities and other possible liabilities;

  •
  our ability to obtain adequate insurance at commercially reasonable rates;

  •
  our financial condition and liquidity;

  •
  volatility in oil and gas prices;

  •
  capital expenditures required in connection with finding, developing or acquiring additional reserves;

  •
  downgrading of credit ratings and adverse conditions in the credit markets;

  •
  changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

  •
  the general volatility of the capital markets and the market price of our units; and

  •
  other factors described in our prospectus, including those set forth under "Risk Factors".

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

        These risk factors and others are discussed in detail under the heading "Risk Factors" in our prospectus. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our company to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what our company believes to be reasonable assumptions, our company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.

        Please refer to our prospectus available on SEDAR at www.sedar.com for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".

Continuity of Interests

        Prior to completing the spin-off, we will acquire substantially all of the business services and industrial operations, or the Business, of Brookfield Asset Management Inc., or Brookfield Asset Management, and its subsidiaries (other than our company, and, together with Brookfield Asset Management, Brookfield). Thereafter, Brookfield Asset Management will complete the spin-off of our company by way of a special dividend of a portion of our limited partnership units to holders of Brookfield Asset Management's Class A and B limited voting shares. Brookfield Asset Management directly and indirectly controlled the Business prior to the spin-off and will continue to control our company subsequent to the spin-off through its interests in our company. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield Asset Management's carrying values prior to the spin-off.

        To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield Asset Management.

Basis of Presentation

        The assets, liabilities and results of operations of the Business have not previously been reported on a stand-alone basis and therefore the historical financial statements of the Business as of March 31, 2016 and

December 31, 2015 may not be indicative of future financial condition or operating results. The financial statements include the assets, liabilities, revenues, expenses and cash flows of the Business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are construction services, other business services, energy and other industrial operations.

        Financial data provided has been prepared using accounting policies in accordance with IFRS, as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$".

Overview of our Business

        Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

        We were established by Brookfield to be its flagship public company for its business services and industrial operations. Our operations are primarily located in Canada, Australia, Europe and the United States. Our company is focused on owning and operating high-quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. Our company's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

Operating Segments

        We have four operating segments which are organized based on how management views business activities within particular sectors:

  i.
  Construction services, which include construction management and contracting services;

  ii.
  Other business services, including commercial and residential real estate services, facilities management, logistics and financial services;

  iii.
  Energy operations, including oil and gas production, and related businesses; and

  iv.
  Other industrial operations, including select manufacturing and mining operations.

        The charts below provide a break-down by operating segment of total assets of $8.1 billion as of March 31, 2016 and of total revenues of $1.7 billion for the three months ended March 31, 2016.

Construction Services

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

        We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large majority of construction revenues and costs are earned and incurred in Australia and are impacted by the fluctuation in that currency. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Other Business Services

        We provide a variety of business services, principally commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically defined by medium to long-term contracts which include the services to be performed and the margin to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation business. Within our facilities management business we provide design and project management, professional services and strategic workplace consulting to customers from sectors including government, military, financial institutions, utilities, industrial and corporate offices. We are engaged in relocation and related consulting services to individuals and institutions on a global basis, and earn various fees by managing the relocating employees transfer process, as well as expense management on behalf of our clients. Our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Energy

        Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in Central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australia market. Our energy business also includes energy-related service operations in Canada.

        Our Canadian properties produce approximately 51,500 barrels of oil equivalent(1), or boe/d, 95% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas in which we have an interest with other producers is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however we aim to enter into contracts to hedge production when appropriate.

        Our Western Australian properties were acquired in June 2015 and are held through a joint venture. We account for these operations by the equity method of accounting. Production at our Western Australia oil and gas operations is approximately 55,000 boe/d(2), and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices, however for our natural gas production we aim to enter into long term contracts and have hedged our shorter life conventional oil production through the first quarter of 2018. As of March 31, 2016 we had 140 million barrels of oil equivalent(2), or MMboe of natural gas under long-term contracts and 8.5 MMboe(2) of oil and liquids financially hedged.

(1)
Net of interests to others, but before deduction of royalties.

(2)
Represents full company interest, not the company's equity interest.

        In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.

        Our energy operations also include contract drilling and well-servicing operations primarily located in the Western Canadian Sedimentary Basin, or WCSB. We are the sixth-largest production servicing and drilling platform in Western Canada. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement. The second quarter is traditionally the slowest due to road bans during spring break-up.

Other Industrial Operations

        Our other industrial operations are focused on manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Results from this operation are generally correlated to the general housing market in North America. Our operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales is to the steel production industry. We completed the acquisition of this business in August 2015 at what we believe was a low point in the industry cycle driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently stream-lining our processes with shorter lead times, lower costs, higher quality products and superior service which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we held since 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act. Prior to the recapitalization, our combined carve-out results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE, corrugated steel pipe, or CSP, and other drainage related products including small bridge structures. We also manufacture and market engineered precast systems such as parking garages, bridges, sport venues and building envelopes as well as standard precast products such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.

        In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI Mine, in Ontario, Canada. The limestone mine has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. The LDI mine has approximately 918,000 ounces of proven reserves which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore with a palladium grade of 3.86 grams per tonne. Our LDI Mine is currently one of only two primary producers of palladium in the world. Asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management's best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. The economic strength and recovery in the U.S. housing market in particular will continue to be beneficial for our other business services operations, which are principally related to residential real estate and other real assets.

Outlook

        Regions in which we operate are experiencing differing economic situations. Central banks in developed countries are adopting policies to push inflation back to target levels. Policy rates are negative in Europe and Japan, while in the U.S. the Federal Reserve has reduced the number of expected rate hikes this year.

        In the United States, real gross domestic product, or GDP, increased 2.0% in the first quarter of 2016, driven by household consumption. The labour market continued to strengthen in the quarter and is nearly at full employment, with the unemployment rate at 5%. This is helping drive inflation back toward the Federal Reserve target rate of 2%.

        The Canadian economy continued to recover from the oil price collapse with real GDP growth estimated at 2.9% in the first quarter of 2016. Net exports are the primary driver of economic growth through a combination of lower imports and higher exports from the manufacturing sector. The price of oil rebounded at the end of the first quarter, which supported a 10% rise in the Canadian dollar after it fell below 70 cents in January.

        Underlying growth in the Eurozone is estimated to have risen by 1.5% in the first quarter of 2016, driven by government consumption. Consumption will struggle to drive GDP growth much higher than 1-2% as Eurozone unemployment remains high at 10.3%. The European Central Bank initiated a new round of monetary stimulus in March, which included the lowering of the main deposit rate, and the expansion of the monthly asset purchase program, amid other policy measures intended to spur borrowing and stimulate growth.

        Australia recorded solid first quarter GDP growth of 3.0%. This indicates that the economy is transitioning from the mining investment boom to more broad based growth. Net exports remain a key driver of growth but the services sector is becoming increasingly important. The Australian dollar has appreciated 7% against the US dollar between March and April 2016, reflective of the recent surge in commodity prices, with the spot price of iron ore increasing from lows of $38 in January to $54 in March.

        The commodity pricing environment remains depressed. Steel and raw material prices rallied in the first quarter, but falling global steel demand and rising capacity indicates that fundamentals have not improved. The rise in prices since December is due in part to speculation regarding Chinese demand and restocking after a long drawdown. The World Steel Association forecasts that global steel demand will decrease by 0.8% in 2016 with positive growth of 0.4% returning in 2017.

        Oil prices dropped below $30/barrel in January but recovered to $40/barrel by the end of March. Global oil supply is expected to continue to exceed demand this year due to modest declines in U.S. production and continued growth in Middle East supply. A gradual rebalancing will lead to higher prices in 2017-2018. Natural gas prices declined sharply in all major markets in Q1, as Henry Hub fell to $2 per million British thermal units, or MMBtu, and LNG prices fell to $4/MMBtu in both Europe and Asia. In the U.S., warm weather led to very weak demand and high storage levels, and prices are expected to remain low this summer.

        While the current commodity environment has and will affect our energy and other industrials operations, we are working to identify investment opportunities arising from it.

        Currently our company does not have operations in emerging market jurisdictions that have a material impact on our business.

Consolidated Results of Operations

Comparison of Three Months Ended March 31, 2016 and 2015

        The table below summarizes our results of operations for the three months ended March 31, 2016 and 2015. Further details on our results of operations and our financial positions are presented below under "Segment Analysis".

	Three Months Ended March 31,		Change
(US$ Millions)	2016	2015	2016 vs 2015
Revenues	$1,677	$1,145	$532
Direct operating costs	(1,569)	(1,023)	(546)
General and administrative expenses	(62)	(41)	(21)
Depreciation and amortization expense	(72)	(53)	(19)
Interest expense	(24)	(10)	(14)
Equity accounted income, net	27	3	24
Gain on acquisitions	—	262	(262)
Other income (expenses), net	(10)	(3)	(7)

Income before income tax	(33)	280	(313)
Current income tax (expense)	(3)	(11)	8
Deferred income tax (expense) recovery	7	7	—

Net (loss) income	$(29)	$276	$(305)

Net (loss) income attributable to parent company	$(5)	$178	$(183)
Net (loss) income attributable to non-controlling interests	$(24)	$98	$(122)

        For the three months ended March 31, 2016, we reported net loss of $29 million with $5 million of net loss attributable to parent company. This compares to net income of $276 million and $178 million of net income attributable to parent company for the three months ended March 31, 2015. The net income in 2015 includes $262 million related to one-time gains on two acquisitions completed during the quarter. The first was in January 2015, when our Canadian CBM operations acquired significant CBM assets in the Clearwater region in Alberta. The second was in February 2015 when we acquired our facilities management business from our joint venture partner. Excluding these gains, net income decreased by $43 million primarily due to lower margins within our energy and other industrials segments with the weakness in the commodity markets.

        Depreciation and amortization expenses were higher for the three months ended March 31, 2016 compared to the same period in the prior year as a result of the acquisition of our graphite electrode manufacturing business in the third quarter of 2015. Earnings from equity accounted investments increased by $24 million for the three months ended March 31, 2016 compared to the three months ended March 31, 2015 as a result of the acquisition of our Western Australia energy operation completed in the second quarter of 2015.

Revenues and Direct Operating Costs

Comparison of Three Months Ended March 31, 2016 and 2015

        The following tables present consolidated revenues and direct operating costs for the three months ended March 31, 2016 and 2015, which we have disaggregated into our operating segments in order to facilitate a review of period-over-period variances:

	Three Months Ended March 31,		Change
(US$ Millions)	2016	2015	2016 vs 2015
Revenues
Construction services	$888	$697	$191
Other business services	451	270	181
Energy	66	89	(23)
Other industrial operations	272	89	183

Total revenues	$1,677	$1,145	$532

	Three Months Ended March 31,		Change
(US$ Millions)	2016	2015	2016 vs 2015
Direct operating costs
Construction services	$856	$654	$202
Other business services	418	249	169
Energy	43	54	(11)
Other industrial operations	252	66	186

Total direct operating costs	$1,569	$1,023	$546

Comparison of Three Months Ended March 31, 2016 and 2015

        Construction services: revenues and direct operating costs increased by $191 million (27%) and $202 million (31%), respectively. The increases were primarily due to an expansion in our operations and a number of new projects which commenced in the last year. Revenues in 2015 included $24 million related to a specific high-margin U.K. project which was recognized in the period. Adjusting for this project, the increase in revenues were in line with the increase in direct costs. Further, a large percentage of revenues were earned in non U.S. dollars and a decline in the value of local currencies reduced the translated value of these revenues.

        Other business services: revenues and direct operating costs increased by $181 million (67%) and $169 million (68%), respectively. The increases in revenue and direct operating costs were primarily related to an increase in ownership of our facilities management services business which was then consolidated in the current period. Our real estate services contributions were lower in the current period compared to the prior year period as a result of lower volumes from oil and gas customers; however, margin remained consistent.

        Energy: revenues decreased by $23 million (26%) and direct operating costs decreased by $11 million (20%). Revenues and direct operating costs decreased due to the weakness in oil and gas markets and activity in Alberta. Our realized pricing was 33% lower in the first quarter of 2016 compared to 2015.

        Other industrial operations: revenues and direct operating costs increased by $183 million (205%) and $186 million (281%), primarily due to acquisitions completed in 2015 which are consolidated in our 2016 results. In June 2015, we acquired an infrastructure products manufacturing and engineered construction solutions operation. In August 2015, we acquired a palladium mining operation and we also completed the acquisition of our graphite electrode manufacturing operations. Results from these acquisitions are currently below trend as we made these acquisitions at a low point in the business and/or industry cycle. We are proactively taking costs out of these businesses and believe they will generate meaningful contribution as markets recover.

General and Administrative Expenses

        For the three months ended March 31, 2016, general and administrative expenses increased by $21 million when compared to the three months ended March 31, 2015, primarily due to the acquisitions completed within our other industrials segment in 2015. The facilities management business we commenced consolidation of during the first quarter of 2015 also contributed to the increase in general and administrative expenses.

Depreciation and Amortization Expense

        Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our energy segment and specifically from our oil and gas assets where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use NI 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.

        For the three months ended March 31, 2016, D&A increased by $19 million compared to the three months ended March 31, 2015, as a result of our acquisitions of the graphite electrode manufacturing operations and our palladium mining operations which resulted in significant PP&E additions.

Interest Expense

        For the three months ended March 31, 2016, interest expense increased by $14 million when compared to the three months ended March 31, 2015. The increase was primarily due to debt within our graphite electrode manufacturing operation acquired in August 2015.

Equity Accounted Income

        For the three months ended March 31, 2016, equity accounted income increased by $24 million when compared to the same period in the prior year. We acquired our Western Australia energy operations in June 2015 which contributed strong operating results during the period. This business is currently over 80% hedged on oil production and has long term natural gas contracts in place. These hedges have enabled the business to produce strong results despite the lower price environment.

Impairment Expense

        There was no impairment expense recorded for the three months ended March 31, 2016 or March 31, 2015.

        Our company identifies cash generating units, or CGUs, as groups of assets that are largely independent of the cash inflows from other assets or groups of assets. For goodwill impairment testing, our company has aggregated groups of CGUs, that represent the lowest level at which our company monitors goodwill for internal management purposes. Our company's groups of CGUs are not larger than our company's operating segments.

        As of March 31, 2016 the goodwill balance of $1,174 million (December 31, 2015 — $1,124 million) was allocated between our construction services business $789 million (December 31, 2015 — $751 million), our other business services operations $209 million (December 31, 2015 — $198 million) and other industrial operations $176 million (December 31, 2015 — $175 million).

        There were no indicators of goodwill impairment during the first three months of 2016. The change in the balance of goodwill between periods related to foreign currency movements.

Gain on Acquisitions

        For the three months ended March 31, 2016, the gain on acquisitions was $nil. In the first three months of 2015, we recorded a $171 million gain on the acquisition of oil and gas assets within our Canadian CBM platform and a gain on the step-up acquisition of our facilities management business.

Other Income (Expense), net

        For the three months ended March 31, 2016, other expense of $10 million primarily related to a write down of inventory in our graphite electrode manufacturing business due to an approximately 15% decline in pricing since year-end. Other expense of $3 million in the first quarter of 2015 related to a marked-to-market derivative loss within one of our energy operations.

Income Tax Expense

        For the three months ended March 31, 2016, current income tax expense was $3 million compared to $11 million for the same period in 2015 and deferred income tax recovery was $7 million compared to a recovery of $7 million for the same period in 2015. The decrease in the 2016 total tax income expense compared to the 2015 total tax expense was primarily attributable to the decrease in pre-tax income in 2016. In addition, in 2015, our construction business recognized $6 million of current tax related to the U.K. project income.

        Our income tax recovery of $4 million in 2016 resulted in an effective tax rate of 12%, while at our composite income tax rate of 27%, we would expect a tax recovery of $9 million. One of the reasons for this variance is a result of our ownership structure, where our consolidated net income includes income attributable to non-controlling ownership interest, and our consolidated tax provision includes only our proportionate share of the tax provision. This gave rise to a $7 million increase in our income tax recovery.

        In addition, we operate businesses in countries with different tax rates, some of which vary from our composite tax rate. Differences in global tax rates gave rise to a $1 million increase in our income tax recovery. The difference will vary from year to year depending on the relative proportion of income in each country.

        In the first quarter of 2016, losses incurred in our industrials sector were not recognized, which gave rise to a $13 million reduction in our income tax recovery.

Summary of Results

Quarterly Results

        Total revenues and net income for the eight most recent quarters are as follows:

(US$ Millions)	2016	2015				2014
Three months ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,677	$2,087	$1,891	$1,630	$1,145	$1,325	$1,188	$1,132
Direct operating costs	(1,569)	(1,909)	(1,716)	(1,484)	(1,023)	(1,179)	(1,047)	(1,011)
General and administrative expenses	(62)	(68)	(67)	(48)	(41)	(46)	(46)	(44)
Depreciation and amortization expense	(72)	(70)	(73)	(61)	(53)	(41)	(38)	(35)
Interest expense	(24)	(29)	(16)	(10)	(10)	(8)	(7)	(6)
Equity accounted income, net	27	(35)	30	6	3	5	9	7
Impairment expense, net	—	(7)	(88)	—	—	(45)	—	—
Gain on acquisitions	—	—	—	7	262	—	—	—
Other income (expense), net	(10)	21	66	(14)	(3)	7	6	—

Income before income tax	(33)	(10)	27	26	280	18	65	43
Current income tax (expense)/recovery	(3)	(17)	(11)	(10)	(11)	(6)	(11)	(7)
Deferred income tax (expense)/recovery	7	(14)	(1)	3	7	6	—	3

Net (loss) income	$(29)	$(41)	$15	$19	$276	$18	$54	$39

Net (loss) income attributable to parent company	$(5)	$2	$20	$8	$178	$15	$40	$25
Net (loss) income attributable to non-controlling interests	$(24)	$(43)	$(5)	$11	$98	$3	$14	$14

        Revenue and operating cost varies from quarter to quarter primarily due to acquisitions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality in underlying operations. Broader economic factors and commodity market volatility in particular has a significant impact on a number of our operations within our energy and other industrials segment. Seasonality primarily affects our construction operations and some of our other business services, which typically have stronger performance in the latter half of the year. Net income is also impacted by periodic gains and losses on acquisitions and monetization.

Comparison of Years Ended December 31, 2015, 2014 and 2013

        The table below summarizes our results of operations for the years ended December 31, 2015, 2014 and 2013 and should be read in conjunction with the combined carve-out financial statements included in the prospectus.

				Change
	Year Ended December 31,
				2015 vs 2014	2014 vs 2013
(US$ Millions)	2015	2014	2013
Revenues	$6,753	$4,622	$4,884	$2,131	$(262)
Direct operating costs	(6,132)	(4,099)	(4,440)	(2,033)	341
General and administrative expenses	(224)	(179)	(199)	(45)	20
Depreciation and amortization expense	(257)	(147)	(125)	(110)	(22)
Interest expense	(65)	(28)	(27)	(37)	(1)
Equity accounted income, net	4	26	26	(22)	—
Impairment expense, net	(95)	(45)	(4)	(50)	(41)
Gain on acquisitions and dispositions	269	—	101	269	(101)
Other income (expenses), net	70	13	(4)	57	17

Income before income tax	323	163	212	160	(49)
Current income tax (expense)	(49)	(27)	(43)	(22)	16
Deferred income tax (expense)/recovery	(5)	9	45	(14)	(36)

Net income	$269	$145	$214	$124	$(69)

Net income attributable to parent company	$208	$93	$184	$115	$(91)
Net income attributable to non-controlling interests	$61	$52	$30	$9	$22

        For the year ended December 31, 2015, we reported net income of $269 million and $208 million of net income attributable to parent company. This compares to net income of $145 million and $93 million of net income attributable to parent company for the year ended December 31, 2014. Net income increased by $124 million, primarily due to gains on acquisitions and other income. We acquired oil and gas assets in January 2015 which resulted in a gain of $171 million, and also recorded a $96 million gain as a result of acquiring the remaining 50.1% interest in our facilities management services business. We commenced consolidation of the facilities management business which required us to revalue our existing investment. Other income includes $62 million of income related to deferred fees and interest related to a loan investment that we now consolidate. Depreciation and amortization expenses were higher for the year ended December 31, 2015 compared to the same period in the prior year as a result of an increase in our oil and gas asset base in Central Alberta, Canada due to an acquisition completed in January 2015 and due to the acquisition of our graphite electrodes business in August 2015. Impairment losses primarily relate to our oil and gas operations as a result of a lower commodity price environment in 2015 and an impairment in the value of a public security holding in our other business services segment. Earnings from equity accounted investments decreased by $22 million for the year ended December 31, 2015 compared to the year ended December 31, 2014, due to an impairment expense at our Western Australia oil and gas operations, and exploration and evaluation expenses previously capitalized in this same business.

        For the year ended December 31, 2014, we reported net income of $145 million, of which $93 million was attributable to parent company. This compares to net income of $214 million and $184 million of net income attributable to parent company in the prior year. Net income decreased by $69 million primarily due to a $101 million gain recognized in 2013 and a gain of $nil in 2014. The gain in 2013 related to the partial sale of our Australian facilities management business in early 2013 and a gain on the acquisition of our Canadian logistics business. The decrease was offset by higher interest income received on a loan to a palladium mining company. Depreciation and amortization expenses were higher in 2014 as a result of an increase in our oil and gas asset base due to acquisitions completed in early 2014. Impairment charges of $45 million were recorded for the year ended December 31, 2014, primarily due to a goodwill impairment charge related to our energy drilling services business. The impairment charge was a result of the decline in oil and gas prices in late 2014 and the resultant impact on the outlook for oilfield services activity and pricing. Other income (expense) increased to income of $13 million for the year ended December 31, 2014 compared to an expense of $4 million in the prior year. The increase was primarily due to gains realized on commodity hedges within energy operations. Income tax expense increased by $20 million from a recovery of $2 million for the year ended December 31, 2013 to an expense of $18 million during the same period in 2014. Income tax recovery in 2013 was primarily as a result of the recognition of previously unrecognized tax losses.

Segment Analysis

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is funds from operations, or Company FFO. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered an appropriate measure for our operations as it provides an estimate of the overall operations of our businesses including the impact of borrowings within each of our operations and earnings where we do not control the underlying business.

Construction Services

        The following table presents Company FFO for our construction services segment for the periods ending March 31, 2016 and 2015.

	Three Months Ended March 31,
(US$ Millions)	2016	2015
Revenues	$888	$697
Direct operating costs	(856)	(654)
General and administrative expenses	(10)	(8)
Interest expense	—	(1)
Current income taxes	—	(7)

Company FFO	$22	$27

Company FFO attributable to parent company	$22	$27

        The following table presents total equity for our construction services segment as of March 31, 2016 and December 31, 2015.

(US$ Millions)	March 31, 2016	December 31, 2015
Total assets	$2,193	$2,125
Total liabilities	1,401	1,372
Non-controlling interests	8	8
Equity attributable to parent company	784	745

Total equity	$792	$753

Comparison of the Three Months Ended March 31, 2016 and 2015

        We recognized $22 million of Company FFO from our construction operations for the three months ended March 31, 2016 compared to $27 million for the three months ended March 31, 2015. Revenues in our construction operations increased by $191 million to $888 million for the three months ended March 31, 2016 compared to $697 million for the three months ended March 31, 2015. Direct operating costs increased by $202 million to $856 million for the three months ended March 31, 2016 from $654 million in the three months ended March 31, 2015. The increase in both revenues and direct costs was primarily due to an expansion in our construction operations. In the first quarter of 2015 we completed a large project in the U.K. which resulted in the collection of the associated revenues. During 2016 these revenues were replaced with an expansion in our operations across regions with Australia and the United Kingdom contributing significant margin. To date in 2016, we have secured a number of substantial projects including a residential building and shopping mall in Australia, and a residential project in the United Kingdom.

        As of March 31, 2016, our construction business had 98 secured projects that are yet to reach practical completion compared to 91 projects as of March 31, 2015. This resulted in contracted backlog of $7.6 billion at March 31, 2016, an increase from $6.4 billion at March 31, 2015. Our pipeline of preferred projects representing potential future workbook opportunities remains strong across all regions.

        Current income taxes were $nil for the three months ended March 31, 2016 compared to an expense of $7 million for the three months ended March 31, 2015. The current tax expense for the period ending March 31, 2015 included an amount of $6 million related to the U.K. project revenues realized in 2015.

Other Business Services

        The following table presents Company FFO for our other business services segment for the periods ending March 31, 2016 and 2015.

	Three Months Ended March 31,
(US$ Millions)	2016	2015
Revenues	$451	$270
Direct operating costs	(418)	(249)
General and administrative expenses	(24)	(19)
Interest expense	(4)	(2)
Equity accounted income	3	4
Current income taxes	(2)	(3)

Company FFO	$6	$1
Company FFO attributable to non-controlling interests	(4)	—

Company FFO attributable to parent company	$2	$1

        The following table presents total equity for our other business services segment as of March 31, 2016 and December 31, 2015.

(US$ Millions)	March 31, 2016	December 31, 2015
Total assets	$1,421	$1,429
Total liabilities	925	958
Non-controlling interests	178	162
Equity attributable to parent company	318	309

Total equity	$496	$471

Comparison of the Three Months Ended March 31, 2016 and 2015

        Company FFO for our other business services segment for the three months ended March 31, 2016 was $2 million compared to $1 million for the three months ended March 31, 2015. Revenue for other business services for the three months ended March 31, 2016 was $451 million; an increase of $181 million compared to revenue of $270 million for the three months ended March 31, 2015. Direct operating costs increased by $169 million to $418 million for the three months ended March 31, 2016 from $249 million for the three months ended March 31, 2015. Revenues and direct operating costs increased as we bought out our joint venture partner in our global facilities management business and started consolidating the business. The higher contribution to Company FFO from our facilities management business was partially offset by a decrease in residential real estate services due to reduced activity and sales volumes from customers impacted by the commodity environment.

Energy

        The following table presents Company FFO for our energy segment for the periods ending March 31, 2016 and 2015.

	Three Months Ended March 31,
(US$ Millions)	2016	2015
Revenues	$66	$89
Direct operating costs	(43)	(54)
General and administrative expenses	(4)	(6)
Interest expense	(8)	(5)
Equity accounted income	53	—
Current income taxes	(1)	—

Company FFO	$63	$24
Company FFO attributable to non-controlling interests	(45)	(14)

Company FFO attributable to parent company	$18	$10

        The following table presents total equity for our energy segment as of March 31, 2016 and December 31, 2015.

(US$ Millions)	March 31, 2016	December 31, 2015
Total assets	$2,060	$1,867
Total liabilities	1,184	1,097
Non-controlling interest	535	455
Equity attributable to parent company	341	315

Total equity	$876	$770

Comparison of Three Months Ended March 31, 2016 and 2015

        Company FFO in our energy segment was $18 million for the three months ended March 31, 2016 compared to $10 million for the three months ended March 31, 2015. Revenues and direct operating costs decreased due to the weakness in oil and gas markets and activity in Alberta. Our realized pricing was 33% lower in the first quarter of 2016 compared to 2015. Despite the depressed markets, Company FFO in our energy segment increased by $8 million due to contribution from our Australian operations. In June 2015, we acquired Western Australia energy operations where we hedged over 70% of the oil exposure and have long term natural gas contracts.

        The increase in interest expense of $3 million during the three months ended March 31, 2016 compared to the three months ended March 31, 2015 is due to $337 million of debt financing issued to make our equity accounted investment.

Other Industrial Operations

        The following table presents Company FFO for our other industrial operations segment for the periods ending March 31, 2016 and 2015.

	Three Months Ended March 31,
(US$ Millions)	2016	2015
Revenues	$272	$89
Direct operating costs	(252)	(66)
General and administrative expenses	(24)	(8)
Interest expense	(12)	(2)
Current income taxes	—	(1)

Company FFO	$(16)	$12
Company FFO attributable to non-controlling interests	11	(9)

Company FFO attributable to parent company	$(5)	$3

        The following table presents total equity for our other industrial operations segment as of March 31, 2016 and December 31, 2015.

(US$ Millions)	March 31, 2016	December 31, 2015
Total assets	$2,381	$2,214
Total liabilities	1,245	1,124
Non-controlling interests	735	672
Equity attributable to parent company	401	418

Total equity	$1,136	$1,090

Comparison of Three Months Ended March 31, 2016 and 2015

        Company FFO for our other industrial operations segment for the three months ended March 31, 2016 was a loss of $5 million compared to income of $3 million for the three months ended March 31, 2015. Revenue for other industrial operations for the three months ended March 31, 2016 was $272 million representing an increase of $183 million compared to revenue of $89 million for the three months ended March 31, 2015. Direct operating costs increased by $186 million to $252 million for the three months ended March 31, 2016 from $66 million for the three months ended March 31, 2015. For the three months ended March 31, 2016, the increase in revenues and direct operating costs were primarily related to acquisitions completed in 2015. In June 2015 we completed the acquisition of a Canadian infrastructure products and engineered construction solutions company as a result of a recapitalization whereby our debt position was converted into an equity interest in the business. In August 2015 we completed the acquisition of our graphite electrode manufacturing operations. Results from these acquisitions are currently below trend as we made these acquisitions at a low point in the business and/or industry cycle. We are proactively taking costs out of these businesses and believe they will generate meaningful Company FFO as markets recover.

        General and administrative expenses for other industrial operations for the three months ended March 31, 2016 were $24 million, an increase of $16 million compared to $8 million for the three months ended March 31, 2015. The increase in general and administrative expenses relates to acquisitions made in 2015 as noted above.

        Interest expense for other industrial operations for the three months ended March 31, 2016 was $12 million, an increase of $10 million compared to $2 million for the three months ended March 31, 2015. The increase in interest expense relates to our graphite electrode manufacturing operations where we assumed debt when we acquired this business.

Reconciliation of Non-IFRS Measures

        To measure our performance, amongst other measures, we focus on Company FFO. Company FFO is a non-IFRS measure we use to assess operating results and the performance of our businesses on a segmented basis. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounting investments.

        Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because Company FFO has these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We do not use Company FFO as a measure of cash generated from our operations. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        The following table reconciles Company FFO to net income attributable to parent company for the periods indicated:

	Three Months Ended March 31,
(US$ Millions)	2016	2015
Company FFO attributable to parent company	$37	$41
Other income (expenses), net	(10)	(3)
Depreciation and amortization expense	(72)	(53)
Gain on acquisitions	—	262
Deferred income taxes	7	7
Non-cash items attributable to equity accounted investments	(29)	(1)
Non-cash items attributable to non-controlling interest	62	(75)

Net (loss) income attributable to parent company	$(5)	$178

Condensed Combined Unaudited Carve-Out Statements of Financial Position

        The following is a summary of the Condensed Combined Unaudited Carve-Out Statements of Financial Position:

			Change
(US$ Millions)	March 31, 2016	December 31, 2015	March 2016 vs December 2015
Assets
Cash and cash equivalents	$316	$354	$(38)
Financial assets	672	409	263
Accounts receivable, net	1,687	1,635	52
Inventory and other assets	721	748	(27)
Property, plant and equipment	2,455	2,364	91
Deferred income tax assets	74	64	10
Intangible assets	451	445	6
Equity accounted investments	505	492	13
Goodwill	1,174	1,124	50

Total assets	$8,055	$7,635	$420

Liabilities and equity in net assets
Liabilities
Accounts payable and other	$2,413	$2,375	$38
Borrowings	2,243	2,074	169
Deferred income tax liabilities	99	102	(3)

Total liabilities	4,755	4,551	204

Equity in net assets
Equity in net assets attributable to parent company	1,844	1,787	57
Non-controlling interests	1,456	1,297	159

Total equity in net assets	3,300	3,084	216

Total liabilities and equity in net assets	$8,055	$7,635	$420

Financial Assets

        Our financial assets are primarily corporate bonds and public company securities we hold in our other industrial and energy segments. Financial assets increased by $263 million from $409 million as of December 31, 2015 to $672 million as of March 31, 2016. The increase is primarily related to additional investments we made in the first quarter of 2016. We acquired over $250 million of corporate bonds and equity positions, which are held as available for sale investments.

Accounts Receivable

        Accounts receivable increased by $52 million from $1,635 million as of December 31, 2015 to $1,687 million as of March 31, 2016. The increase was related to higher receivables in our construction services business and our facilities management business due to higher project volumes within the operations.

Inventory and Other Assets

        Inventory and other assets decreased by $27 million from $748 million as of December 31, 2015 to $721 million as of March 31, 2016. The decrease was primarily related to our real estate services business which had higher homesale inventory turnover in the period and a decrease in the value of inventory in our graphite electrode manufacturing business. The inventory of our infrastructure products and engineered construction solutions company increased from December 31, 2015 due to seasonality as the business ramps up for the summer months.

Property, Plant & Equipment (PP&E)

        Property, Plant & Equipment, or PP&E, is primarily related to our industrial operations and our energy operations segments. PP&E increased by $91 million from $2,364 million as of December 31, 2015 to $2,455 million as of March 31, 2016. This increase is primarily due to a positive impact of foreign exchange on our Canadian operations which have large PP&E balances. There were no significant additions to PP&E in the quarter.

Intangible Assets

        Our intangible assets balance is primarily from our industrial operations and our other business services segments. Intangible assets increased by $6 million from $445 million as of December 31, 2015 to $451 million as of March 31, 2016. This increase is due to a positive impact of foreign exchange on intangible assets within our Canadian and Australian operations.

Equity Accounted Investment

        Equity accounted investments increased by $13 million from $492 million as of December 31, 2015 to $505 million as of March 31, 2016 primarily due to our Western Australia energy operations, which had positive earnings in the period.

Goodwill

        Goodwill increased by $50 million from $1,124 million as of December 31, 2015 to $1,174 million as of March 31, 2016. This increase is due to a positive impact of foreign exchange on goodwill balances within our Canadian and Australian operations.

Accounts Payable and Other

        Accounts payable and other increased by $38 million from $2,375 million as of December 31, 2015 to $2,413 million as of March 31, 2016 primarily due to an increase in our facilities management business in line with higher contract volumes in the quarter. Accounts payable decreased in our energy operations as we settled investments during the first quarter.

Liquidity and Capital Resources

        The following table presents borrowings by segment as of March 31, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Total
March 31, 2016	$22	$439	$936	$846	$2,243

December 31, 2015	$18	$503	$808	$745	$2,074

        As of March 31, 2016, our company had outstanding debt of $2,243 million as compared to $2,074 million as of December 31, 2015. The borrowings consist of the following:

(US$ Millions)	March 31, 2016	December 31, 2015
Term loans and credit facilities	$1,744	$1,518
Securitization program	237	287
Senior notes	262	269

Total Borrowings	$2,243	$2,074

        Our company has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $2,243 million as of March 31, 2016 compared to $2,074 million at December 31, 2015. The increase of $169 million was primarily due to debt used to acquire financial assets in our energy and other industrials operations in the quarter.

        We finance our assets principally at the operating company level with debt that generally is not recourse to either our company or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities ranging from 1-8 years. The weighted average maturity at March 31, 2016 was 2.4 years and the weighted average interest rate on debt outstanding was 3.2%. As of March 31, 2016, the maximum borrowing capacity of our credit facilities was $2.8 billion, of which $1.7 billion was drawn.

        The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt to EBITDA ratios. Our operations businesses are currently in compliance with all material covenant requirements of their term loans and credit facilities. However, due to economic conditions, including challenging commodity pricing, we are currently undertaking proactive measures to avoid having any of our energy and other industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness will depend on, among other things, the conditions of the capital markets and our financial conditions at such time. We do not expect any of our current facilities to default prior to finding a path to resolution.

        One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, our company has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios

(as defined by the agreement) and receivables turnover ratios as the debt is secured by the business's receivables. Our company was in compliance with the covenants under the securitization program as of March 31, 2016.

        Our graphite electrode manufacturing operations have $300 million of senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as of March 31, 2016. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020.

Net Debt to Capitalization Ratio

        The table below outlines our company's consolidated net debt to capitalization as of March 31, 2016 and December 31, 2015.

(US$ Millions)	March 31, 2016	December 31, 2015
Borrowings	$2,243	$2,074
Cash and cash equivalents	(316)	(354)

Net debt	1,927	1,720
Total equity in net assets	3,300	3,084

Total capital and net debt	5,227	4,804

Net debt to capitalization ratio	36.9%	35.8%

        We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.

        Our principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding attractive acquisition opportunities as they arise. Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In addition, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.

        We expect to enter into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One will constitute an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other will constitute an acquisition facility that will permit borrowings of up to $300 million for purposes of funding our acquisitions and investments. We expect that no amounts will be drawn under these credit facilities as of the date of the spin-off.

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities will be available for an initial term of three years and will be extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities will be guaranteed by our company, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of our company or Brookfield Business L.P., or Holding LP, that is not otherwise a borrower. We expect that no amounts will be drawn as of the date of the spin-off. The credit facilities will be available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility is expected to bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus

1.75%. The $300 million acquisition facility is expected to bear interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        The credit facilities will require us to maintain a minimum deconsolidated net worth, and will contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

        Brookfield Business Partners Limited, or the BBP General Partner, intends to adopt a distribution policy pursuant to which our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis.

Cash Flow

        We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

        As of March 31, 2016, 35% of our cash was held in Canada, and about 45% was approximately evenly allocated between Australia and the United Kingdom. The remaining 20% is approximately spread evenly between the United Arab Emirates, the United States, and other nations. As of December 31, 2015, 45% of our cash was held in Canada, and about 50% was approximately evenly allocated between Australia, the United Arab Emirates, and the United Kingdom. Funds held in Canada, Australia, the United Arab Emirates, the United Kingdom and the United States can generally be repatriated to our company without the imposition of tax on our company itself, because our company, as a limited partnership, generally is not a taxpayer. In some cases, the repatriation of funds to our company may result in withholding tax with respect to a unitholder.

        As of March 31, 2016, we had cash and cash equivalents of $316 million, compared to $354 million as of December 31, 2015. Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of mature assets, as well as equity and debt financings. The table below highlights the sources and uses of cash for period ending March 31, 2015 and March 31, 2016.

	Three Months Ended
(US$ Millions)	March 31, 2016	March 31, 2015
Cash flows provided by operating activities	$39	$41
Cash flows used in investing activities	(317)	(668)
Cash flows provided by financing activities	229	729
Effect of foreign exchange rates on cash	11	(10)

	$(38)	$92

Cash Flow Provided by Operating Activities

        Total cash flows provided by operating activities for the three months ended March 31, 2016 was $39 million compared to $41 million for the three months ended March 31, 2015. The cash provided by operating activities in the three months ended March 31, 2016 were primarily attributable to increased activity in our construction and real estate services segments.

Cash Flow Used in Investing Activities

        Total cash flows used in investing activities was $317 million for the three months ended March 31, 2016 compared to $668 million for the three months ended March 31, 2015. In the first three months of 2016 our investing activities were related to the acquisition of financial asset investments in our energy and other industrials segments.

Cash Flow Provided by Financing Activities

        Total cash flows provided by financing activities was $229 million for the three months ended March 31, 2016 compared to $729 million for the three months ended March 31, 2015. The financial asset investments we acquired in the first quarter of 2016 were primarily acquired through financing.

Off Balance Sheet Arrangements

        In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As of March 31, 2016, the total outstanding amount was $1.0 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. Our company does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.

        From time to time we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

        We will enter into a number of related party transactions with Brookfield as described in our prospectus under the heading "Relationship with Brookfield."

Critical Accounting Policies, Estimates and Judgements

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing our company's combined carve-out financial statements are outlined below.

        For further reference on accounting policies, critical judgements and estimates, see our significant accounting policies contained in Note 2 of our Condensed Combined Unaudited Carve-Out financial statements as of March 31, 2016 and Note 2 of our combined carve-out financial statements for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014, included in our prospectus.

Business combinations

        Our company accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Common control transactions

        IFRS 3 Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our company's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our company's assets, including: the determination of our company's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Revenue recognition

        Certain of our company's subsidiaries use the percentage-of-completion method to account for contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

Financial instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Income taxes

        The determination of future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary requires judgment. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the combined carve-out statement of financial position dates.

Decommissioning liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates and timing of settlements.

Oil and Gas Properties

        The process of estimating our company's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our company's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

Other

        Other estimates and assumptions utilized in the preparation of our company's financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency.

QuickLinks

  Exhibit 99.1
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P.
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED)
CONDENSED COMBINED UNAUDITED CARVE-OUT STATEMENTS OF CASH FLOW
CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. (UNAUDITED) NOTES TO CONDENSED COMBINED UNAUDITED CARVE-OUT FINANCIAL STATEMENTS As of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS